SUPPLEMENT DATED DECEMBER 29, 2004
(TO PROSPECTUS SUPPLEMENT DATED DECEMBER 20, 2004
TO PROSPECTUS DATED DECEMBER 20, 2004)

$1,126,140,100
(Approximate)

Thornburg Mortgage Securities Trust 2004-4
Issuer

Structured Asset Mortgage Investments II Inc.
Depositor

Mortgage Pass-Through Certificates, Series 2004-4

           Notwithstanding the discussion of pass-through rates for the Class I-A and Class I-AX Certificates on page S-8, the per annum margin for the Class I-A Certificates will be initially 0.290% and on and after the optional securities purchase date will be 0.580%. The per annum pass-through rates for the Class I-A and Class I-AX Certificates for the first interest accrual period are expected to be approximately 2.710% and 0.343%, respectively.

The pre-tax yield to maturity table for the Class I-AX Certificates on page S-90 is amended to read as follows:

Pre Tax Yield to Maturity of the Class I-AX Certificates at an Assumed Purchase Price of 3.60% of the Initial Class I-AX Notional Amount Plus Accrued Interest from the Cut-Off Date

Percentage of CPR

          0%               10%            25%                    40%                     50%
        -----            -----          -----                   -----                   -----
        45.71%           33.02%         12.13%                 (11.42)%                (28.59)%

In addition, the percentage of CPR at which, based on the applicable assumptions set forth in the Prospectus Supplement, the pre-tax yield to maturity for the Class I-AX Certificates would be approximately 0%, which appears in the second table on page S-91, is changed from 32.7% to 32.9%.